Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

Current Interest Rates

This is a supplement to the Prospectus dated May 10, 2012

Current Interest Rates for Renewable Unsecured Subordinated Notes Offered by Twin Cities Power Holdings, LLC

Interest Rates Effective May 10, 2012

PORTFOLIO

AMOUNT (1)	$1,000 - $24,999		$25,000 - $49,999		$50,000 - $74,999		$75,000 - $99,999		$100,000 or More
	Interest	Annual	Interest	Annual	Interest	Annual	Interest	Annual	Interest	Annual
NOTE TERM	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %
3 Month (2)	6.00	6.18	6.25	6.45	6.50	6.72	6.75	6.98	7.00	7.25
6 Month (2)	7.00	7.25	7.25	7.52	7.50	7.79	7.75	8.06	8.00	8.33
1 Year (3)	8.00	8.33	8.25	8.60	8.50	8.87	8.75	9.14	9.00	9.42
2 Year (3)	9.00	9.42	9.25	9.69	9.50	9.96	9.75	10.24	10.00	10.52
3 Year (3)	10.00	10.52	10.25	10.79	10.50	11.07	10.75	11.35	11.00	11.63
4 Year (3)	11.00	11.63	11.25	11.91	11.50	12.19	11.75	12.47	12.00	12.75
5 Year (3)	12.00	12.75	12.25	13.03	12.50	13.31	12.75	13.60	13.00	13.88
10 Year (3)	13.00	13.88	13.25	14.17	13.50	14.45	13.75	14.74	14.00	15.02

(1)   We determine the applicable portfolio amount at the time you purchase or renew a note by aggregating the principal amount of all notes issued by Twin Cities Power Holdings, LLC that are currently owned by you.

(2)   The annual yield calculation assumes that:

a.     the term of the note is renewed sequentially for an entire year,

b.     the interest earned during each term is included in the principal amount for the next term,

c.     the listed interest rate is the interest rate for each term, and

d.     the accrued interest is paid annually. More frequent interest payments will reduce your annual yield.

(3)   The annual yield calculation assumes that accrued interest is paid annually. More frequent interest payments will reduce your annual yield.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Michigan, Minnesota, Mississippi, New Jersey, New York, Pennsylvania, South Dakota, Utah, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The description in this prospectus supplement of the terms of the notes adds to the description of the general terms and provisions of the notes in the prospectus dated May 10, 2012. Investors should rely on the description of the notes in this supplement if it is inconsistent with the description in the prospectus.

Former Employee Litigation Update

The appeals that were to be heard on May 7-9, 2012 were postponed at the last minute due to the inability of the Alberta Court of Queen’s Bench to place a justice to adjudicate all of the matters on the scheduled dates.  The Company anticipates that these appeals will now occur in July 2012.  See the section of the prospectus, “Business — Former Employee Litigation” for additional details.

In the opinion of Leonard, Street and Deinard Professional Association, as counsel to the Company, when the notes offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company. This opinion is given as of the date hereof and is limited to Federal law and Minnesota law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in the forward-looking opinion filed with the prospectus, dated May 10, 2012, which has been filed as exhibit no. 5.1 to the registration statement.

www.TCPnotes.com / 888-955-3385